LATHAM & WATKINS LLP

WACHTELL, LIPTON, ROSEN & KATZ

October 3, 2014

VIA EDGAR

Christina E. Chalk, Esq.

            Senior Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Allergan, Inc.
Schedule 14D-9, as amended
Response Letter dated September 26, 2014
File Number: 5-40724

Dear Ms. Chalk:

On behalf of our client, Allergan, Inc. (“Allergan” or the “Company”), this letter responds to the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 29, 2014, with respect to the Company’s solicitation/recommendation statement on Schedule 14D-9 (the “Schedule 14D-9”) initially filed with the Commission on June 23, 2014, and the Company’s response letter, dated September 26, 2014 (the “September 26 Letter”), to oral comments issued by the Staff during a phone call on September 23, 2014. For the convenience of the Staff, we first provide the written comment received from the Staff, which has been reproduced (in its entirety) from the Staff’s letter dated September 29, 2014 and provided in italics, followed by the Company’s response to the Staff’s comment.

Schedule 14D-9 filed on June 23, 2014

1.	We note the following statement in your response to comment 1 issued on September 23, 2014: “Specifically, with respect to the press reports regarding potential acquisition transactions, either no negotiations took place, or discussion commenced significantly prior to Valeant’s offer.” Clarify the “offer” to which you refer. Specifically, are you referencing the exchange offer commenced by Valeant Pharmaceutical on July 18, 2014? Or the earlier communications from Valeant proposing a business combination transaction, including its letter to the Board of Allergan in April 2014? We may have additional comments after we review your response.

CONFIDENTIAL TREATMENT REQUESTED BY ALLERGAN, INC. PURSUANT TO

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The Company confirms that the “offer” referenced in the September 26 Letter was to the exchange offer (the “Exchange Offer”) commenced by Valeant Pharmaceuticals International, Inc. (“Valeant”) on June 18, 2014, though the Company notes that its response would be the same in reference to earlier communications from Valeant proposing a business combination, including its letter to the board of directors of Allergan in April 2014.

2.	See our last comment above. Please supplementally list in your response letter all negotiations or discussions that Allergan has engaged in since February 2014 concerning any of the types of transactions referenced in Item 1006(c)(1) – (c)(3) of Regulation M-A. As to each, identify the parties and the form of the transaction discussed, when negotiations commenced and (where applicable) when they terminated and under what circumstances. To the extent communications began, were terminated and then were revived, so indicate. We may have additional comments after we review your response.

In response to the Staff’s comment, the following is a list of all negotiations or discussions that Allergan has engaged in since February 2014 through October 2 concerning any of the transactions referenced in Item 1006(c)(1) – (c)(3):

Counterparty	Form of Transaction	Date of Commencement	Date and Circumstances of Termination

[***]	[***]	[***]	[***]

[***]	[***]	[***]	[***]
TARIS Biomedical (“TARIS”)	Acquisition by Allergan of TARIS’ lead program, LiRIS	[***]	LiRIS was acquired by Allergan in August 2014 for up to $587.5 million in upfront and milestone payments

CONFIDENTIAL TREATMENT REQUESTED BY ALLERGAN, INC. PURSUANT TO

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Counterparty	Form of Transaction	Date of Commencement	Date and Circumstances of Termination

[***]	[***]	[***]	[***]

[***]	[***]	[***]	[***]

Aline Aesthetics, Inc. (“Aline”)	Acquisition by Allergan of Aline	[***]	Aline was acquired by Allergan in March 2014

CONFIDENTIAL TREATMENT REQUESTED BY ALLERGAN, INC. PURSUANT TO

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Please contact any of the undersigned if you would like to discuss the matters described above. Alexander F. Cohen can be reached at (202) 637-2284 and David A. Katz can be reached at (212) 403-1309.

Respectfully submitted,

/s/ Alexander F. Cohen Alexander F. Cohen of LATHAM & WATKINS LLP

/s/ David A. Katz David A. Katz of WACHTELL, LIPTON, ROSEN & KATZ

cc:	Arnold A. Pinkston, Esq., General Counsel
Matthew J. Maletta, Esq., Vice President, Associate General Counsel and Secretary
Scott M. Akamine, Esq., Corporate Counsel

                        Allergan, Inc.

CONFIDENTIAL TREATMENT REQUESTED BY ALLERGAN, INC. PURSUANT TO

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